

EMGOLD MINING CORPORATION **EMR-TSX VENTURE**
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com





05008701

June 3, 2005


SEC MAIL PROCESSING
RECEIVED
JUN 0 6 2005
WASH. D.C. 198 SECTION

SUPPL

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

PROCESSED
JUN 0 9 2005
THOMSON
FINANCIAL

Shannon M. Ross
Corporate Secretary

Enclosures

United States Sec Filing
June 3, 2005

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold Completes First Closing on Its 18.36 Million Unit Non-Brokered Financing – dated May 17, 2005
2. Emgold - First Quarter Results – dated May 30, 2005

Correspondence with Securities Commission(s)

3. Annual Report with Audited Consolidated Financial Statements for the periods ended December 31, 2004 and 2003
4. Annual Form 52-109FT2 – by CFO
5. Annual Form 52-109FT2 – by CEO
6. Interim Form 52-109FT2 – by CFO
7. Interim Form 52-109FT2 – by CEO
8. Interim Financial Statements & MD&A for period ended March 31, 2005
9. Confirmation of Mailing – dated May 13, 2005

Proxy Material Distributed to Shareholders and filed with Securities Commissions

10. Notice of Meeting, Information Circular
11. Form of Proxy with Annual Return Card

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com

May 17, 2005

TSX Venture Exchange Symbol: **EMR**
SEC 12g3-2(b): 82-3003

EMGOLD COMPLETES FIRST CLOSING ON ITS 18.36 MILLION UNIT NON-BROKERED FINANCING

Emgold Mining Corporation (**EMR**-TSX-V) ("Emgold") is pleased to announce that it has received subscriptions for a total of 18,360,000 Units at $0.50 per unit, pursuant to the non-brokered private placement financing, previously announced on March 31, 2005, for gross proceeds of $9,180,000. Each Unit is comprised of one common share in the capital of Emgold and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share of Emgold at an exercise price of $0.70 per share for a period of 24 months from the date of issuance.

On May 3, 2005, Emgold received conditional acceptance from the TSX Venture Exchange to close on and issue 3,480,000 Units of the 18,360,000 Units subscribed for purchase. Each share purchase warrant issued on May 3, 2005, entitles the holder to purchase one additional common share of the Company at an exercise price of $0.70 per share up to and including May 3, 2007.

14,880,000 of the total Units subscribed for are being purchased by Galaxy Fund, Inc. ("Galaxy"), a well-established mutual fund based in Road Town, British Virgin Islands. Emgold welcomes its participation in the private placement as a significant vote of confidence in its Idaho-Maryland Project and the business plan associated with its development. On issuance of the shares subscribed for, Galaxy will hold approximately 23% of the issued and outstanding voting shares of Emgold, and if all of the warrants included in the private placement are exercised, this percentage could increase to approximately 36%. Under the rules and policies of the TSX Venture Exchange, this shareholding would constitute Galaxy a "control person" of Emgold, and accordingly Emgold will be seeking shareholder approval to the private placement to Galaxy at its annual and special general shareholders meeting presently scheduled for June 8, 2005.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above May 3, 2005 closing are subject to a hold period and may not be traded for a four month period expiring September 4, 2005.

In consideration for introducing Emgold to purchasers for the non-brokered financing, Emgold will issue cash finder's fees to UCA Ventures Ltd. in an amount equal to 4% of the gross proceeds received from the May 3, 2005, closing.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer of securities for sale in the United States or Canada or the solicitation of an offer to buy securities in the United States or Canada, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

Proceeds from the Offering will be used to fund further exploration and development of the Company's Idaho-Maryland Project in Grass Valley, California, on-going development and commercialization of the Ceramext™ process and for general administrative purposes. Expenses for the Idaho-Maryland Project include the activities associated with the application for a Conditional Use Permit, on-going geologic investigations and exploration, property acquisitions, mine planning and community relations activities. The further development of the Ceramext™ process includes research and development, operation and expansion of the pilot plant, design of a demonstration plant, marketing studies, feasibility and protection of intellectual property. Additional testing of the Ceramext™ process is being conducted on other feed materials for a wide range of new applications.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the Ceramext™ Process, please visit www.emgold.com or www.sedar.com.

William J. Witte, P.Eng.
President and Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com

Not for distribution to U.S. Newswire Service or for Dissemination in the United States

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

May 30, 2005

Ticker Symbol: **EMR** - TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD - FIRST QUARTER RESULTS

Emgold Mining Corporation (**EMR**: TSX-V)("Emgold") announces its results for the three months ended March 31, 2005 ("Q1 2005"). Emgold incurred a loss of US$1,094,829, or a loss per share of US$0.02, compared to a loss of US$1,169,195 or a loss per share of US$0.03 for the three months ended March 31, 2004 ("Q1 2004").

Permitting Process

Throughout fiscal 2004, documentation was prepared and reviewed prior to the initial applications for the Conditional Mine Use Permit ("CMUP") related to the further exploration and development of the Idaho-Maryland Mine with the City of Grass Valley as the Lead Permitting Agency. During the process, various government agencies provided valuable input which assisted in the preparation of the final applications. Comments have been received from the City of Grass Valley and the Company is currently addressing the comments and issues. Reports required include independent reviews of project business plans, corporate documents, and securities filings in addition to the documents required in the permitting process. Consultants were hired to assist the Company in putting together the additional information for review. Responding to the comments from the City of Grass Valley has been the main focus on the Idaho-Maryland project to date in fiscal 2005, and additional material will likely be requested and provided, as part of the permitting process which should continue throughout fiscal 2005 and 2006. This work will require significant resources. Associated expenditures will increase and decrease sporadically as requests and responses are made between the City of Grass Valley and other State and County regulatory authorities throughout the permitting process.

In California, permitting is a well-defined process where we work with the local community and governments. We believe we have a good working relationship with the local community and governments and to date have been successful in obtaining permits we have applied for.

The CMUP will include, but not necessarily be limited to, the dewatering of the existing Idaho-Maryland Mine workings and the construction of a ramp for underground exploration and possible future mine production. The construction of the ramp may also enable the production of ceramics from the development rock and further testing of underground exploration targets that are not accessible by surface exploration. The CMUP application will also include provisions for Emgold to operate a Ceramext™ plant to produce ceramic building products, sales of which are projected to contribute significant revenue that could enhance the overall value of the integrated mining operation. The CMUP application contemplates the staged development of a gold mining and ceramics operation on a scale of up to 2,400 tons per day after positive feasibility studies are completed and production decisions can be made.

Exploration

Emgold has currently identified up to 26 additional exploration targets, each having the potential to host a sizeable gold deposit based on historical and current drill data from the Idaho-Maryland Mine. It is important to note that these additional exploration targets may only be further defined by both surface and underground exploration drill programs. The Company's geologists are currently designing the Phase 3 surface drill program for 2005. An application to conduct the Phase 3 surface drill program may be prepared for submission to the City of Grass Valley. The Phase 3 program is presently expected to consist of up to 25,000 ft (7,620 m) of core drilling conducted as many as 5 sites located within the City.

We are also planning a future 425,000 ft (130,000 m) underground drill program to test the 26 additional exploration targets and 200 resource blocks that have currently been identified. Underground exploration can only be accomplished by successfully obtaining a CMUP, and our current estimate is that the permitting process may take between 14 and 24 months from the time that the Final Applications are deemed substantially complete by the Lead Agency, based on the experiences of previous mining operations located in California.

Currently and ongoing, the exploration geologists are inputting the historic data into the mine modelling software. All

data must be digitized, checked and analyzed. It is a slow process, but the majority of the historic data should be entered into the modelling software by the end of the summer in 2005.

Emgold has expended US$217,137 in Q1 2005 compared to US$214,371 in Q1 2004 on the licensing, bench-scale model and related research on the Ceramext™ Process. Included in the costs in each quarter is US$35,263 in amortization of the original acquisition of the license fee on the process.

During Q1 2005, Emgold expended US$401,372 in exploration costs on the Idaho-Maryland Property compared to US$695,847 in Q1 2004. The property lease commenced on June 1, 2002, and expires on May 31, 2007. The Company has an option to purchase the property at any time at a base price in 2002 of US$4,350,000, which is increased by 3% each lease year. No drilling has been completed in fiscal 2005 to date, whereas drilling was underway in the first half of fiscal 2004.

Administrative expenditures totalled US$475,340 in Q1 2005 compared to US$286,478 in Q1 2004. Activity significantly increased in fiscal 2004, and expenses in fiscal 2005 should reflect full staffing levels, compared to total expenditures in fiscal 2004. Included in administrative expenditures is a foreign exchange loss of US$2,963 in Q1 2005 compared to a foreign exchange loss in Q1 2004 of US$117,291. In Q1 2004, funds were primarily held in Canadian dollars. A significant portion of the Company's expenditures are in United States dollars so the Company will almost always be subject to some currency fluctuations, but the fluctuations are expected to be lower in Q1 2005, as a majority of the proceeds from a private placement financing were received and are being held in United States dollars.

At March 31, 2005, Emgold had working capital of US$147,171. Subsequent to March 31, 2005, a non-brokered private placement financing of 18,360,000 units at $0.50 per unit, for gross proceeds of $9,180,000 was completed, subject to shareholder approval. Each unit is comprised of one common share in the capital of Emgold and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share of Emgold at an exercise price of $0.70 per share for a period of 24 months from the date of issuance. 14,880,000 of the total units subscribed for are being purchased by Galaxy Fund, Inc. ("Galaxy"), a well-established mutual fund based in Road Town, British Virgin Islands. On issuance of the shares subscribed for, Galaxy will hold approximately 23% of the issued and outstanding voting shares of Emgold, and if all of the warrants included in the private placement are exercised, this percentage could increase to approximately 36%. Under the rules and policies of the TSX Venture Exchange, this shareholding would constitute Galaxy a "control person" of Emgold, and accordingly Emgold will be seeking shareholder approval to the private placement to Galaxy at its annual general and special shareholders' meeting presently scheduled for June 8, 2005.

On behalf of the Board of Directors,

William J. Witte, P.Eng.
President and Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com

Not for distribution to U.S. Newswire Service or for Dissemination in the United States

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **SHANNON M. ROSS,** Chief Financial Officer of **EMGOLD MINING CORPORATION,** certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **EMGOLD MINING CORPORATION** (the issuer), for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 29, 2005

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **WILLIAM J. WITTE,** President and Chief Executive Officer of **EMGOLD MINING CORPORATION,** certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **EMGOLD MINING CORPORATION** (the issuer), for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 29, 2005

"William J. Witte"

William J. Witte
President and Chief Executive Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **SHANNON M. ROSS,** Chief Financial Officer of **EMGOLD MINING CORPORATON,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **EMGOLD MINING CORPORATION** (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 30, 2005

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **WILLIAM J. WITTE,** President and Chief Executive Officer of **EMGOLD MINING CORPORATION,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **EMGOLD MINING CORPORATION** (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 30, 2005

"William J. Witte"

William J. Witte
President and Chief Executive Officer


EMGOLD

EMGOLD MINING CORPORATION **EMR-TSX VENTURE**

IDAHO-MARYLAND MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

FIRST QUARTER REPORT FOR PERIOD ENDED MARCH 31, 2005

Emgold Mining Corporation
Three Months Ended
March 31, 2005
(expressed in United States dollars, unless otherwise stated)

Emgold Mining Corporation
Three Months Ended
March 31, 2005
(expressed in United States dollars, unless otherwise stated)

1.1 Date

The effective date of this report is May 30, 2005.

1.2 Overview

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. Please see discussion under "Risk Factors" in the MD&A for the year ended December 31, 2004.

This MD&A should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the year ended December 31, 2004, and the unaudited consolidated financial statements for the three months ended March 31, 2005. All dollar figures stated herein are expressed in United States dollars, unless otherwise specified.

Emgold Mining Corporation ("Emgold" or the "Company") has historically been a mineral exploration company. The Company has a portfolio of mineral exploration projects and is also conducting research and development to assess the feasibility of fully commercializing the Ceramext™ process which converts mine tailings and other waste materials to ceramics. Following is a brief summary of its current activities.

- Emgold's loss for the three months ended March 31, 2005 ("Q1 2005") was $1,094,829 or $0.02 per share compared to a loss of $1,169,195 or $0.03 per share in the three months ended March 31, 2004 ("Q1 2004").

- During Q1 2005, cash used for working capital was $793,524 compared to $1,143,647 in Q1 2004.

- Exploration expenditures and acquisition of mineral property interests totalled $405,193 in Q1 2005 compared to $697,335 in Q1 2004. Exploration expenditures were incurred on the following mineral properties in Q1 2005: Idaho-Maryland - $401,372 (2004: $695,847), Rozan - $356 (2004 - $648), Stewart – $1,964 (2004 – $840), and Jazz - $1,501 (2004 – $Nil).

- During Q1 2005, the Company spent $217,137 (2004 - $214,371) on research and development of the Ceramext™ process. Expenses incurred include prototypes for research and consumable materials - $43,088 (2004 – $58,539); Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility - $40,263 (2004 - $35,263); consultants, contractors engineering costs and hourly labour - $101,513 (2004 - $77,719); site costs - $19,302 (2004 – $34,924); sample preparation - $12,971 (2004 - $Nil) and transportation - $Nil (2004 - $7,926). The technology licence fee and bench-scale research facility are being amortized over a two-year period.

1.2.1 Idaho-Maryland Mine, California

Since its incorporation in 1989, the Company has been in the business of acquiring and exploring mineral properties. For the past three completed financial years, and prior to that, the Company has been principally engaged in attempting to locate deposits of precious metals and industrial minerals on the Idaho-Maryland Property located near the city of Grass Valley in Nevada County, California, U.S.A.

A Conditional Mine Use Permit ("CMUP") gives Emgold the prerogative to re-open and work the Idaho-Maryland Mine, subject only to the conditions in the Permit. Once the permit is issued the Company will dewater the existing mine workings and construct a decline to that will be used to conduct underground exploration, confirmation drilling and sampling and complete a feasibility study for full scale production. During this time the Company expects there to be some gold production, the Company plans to mine and toll mill any gold ore when sufficient gold bearing ore is defined as part of the development of the underground workings and as they are used for deeper underground exploration. A positive full-scale feasibility will be used to support an affirmative production decision and to raise the requisite project debt and equity necessary to put the mine into full-scale production. The receipt of the CMUP and the outcome of the feasibility work will control the ability of the Company to put the Idaho-Maryland into production. The initial application for the CMUP was filed with the City of Grass Valley on February 9, 2005. Once the applications are accepted as substantially complete, the City of Grass Valley, as the Lead Permitting Agency, will initiate a California Environmental Quality Act ("CEQA") review of the project application as proposed. The project is sensitive to addressing those issues associated with growth due to industrial development proximate to an urban center.

Permitting Process

Throughout fiscal 2004, documentation was prepared and reviewed prior to the initial applications for the CMUP with the City of Grass Valley. During the process, various government agencies provided valuable input which assisted us in the preparation of the final initial applications. Comments have been received from the City of Grass Valley and the Company is currently addressing the comments and issues. A confidential business plan is being presented as part of the comments that have been received from the City of Grass Valley in response to the initial application. Responding to the comments from the City of Grass Valley has been the main focus of the Company to date in fiscal 2005. The Company is prepared to provide the additional material that will likely be requested as part of the permitting process. This process of information exchange will likely continue throughout fiscal 2005 and 2006. The work associated with the application process will consume significant resources and there will be associated expenditures as the Company responds to requests made by the City of Grass Valley and other State and County regulatory authorities.

In California, permitting is a well-defined process, where we work with the local community and governments. We believe we have a good working relationship with the local community and governments and to date have been successful in obtaining permits we have applied for.

The CMUP will include, but not necessarily be limited to, the dewatering of the existing Idaho-Maryland Mine workings and the construction of a ramp ("decline") for underground exploration and possible future mine production. The construction of the decline may also enable the production of ceramics from the development rock. The CMUP application also includes provisions for Emgold to operate a Ceramext™ plant to produce ceramic building products, sales of which are projected to contribute significant revenue that could enhance the overall value of the integrated mining operation. The CMUP application contemplates the staged development of a gold mining and ceramics operation on a scale of

(expressed in United States dollars, unless otherwise stated)

up to 2,400 tons per day subject to the production of a positive feasibility study and given a positive production decision.

Exploration

Emgold has currently identified up to 26 additional exploration targets, each having the potential to host a sizeable gold deposit based on historical and current drill data from the Idaho-Maryland. It is important to note that these additional exploration targets may only be further defined by both surface and underground exploration drill programs. The Company's geologists are currently designing the Phase 3 surface drill program for 2005 and an application to conduct the Phase 3 surface drill program will be prepared for submission to the City of Grass Valley. The Phase 3 program is presently expected to consist of up to 25,000 ft (7,620 m) of core drilling conducted at possibly 5 sites located within the City.

We are also planning a future 425,000 ft (130,000 m) underground drill program to test the 26 additional exploration targets and 200 resource blocks that have been identified. Underground exploration can only be accomplished after successfully obtaining the CMUP. Our current estimate is that the permitting process may take between 14 and 24 months from the time that the Final Applications are deemed substantially complete by the Lead Agency. This time estimate is based on the experiences of previous mining operations located in California.

Currently and ongoing, our team of exploration geologists are inputting the historic data from the mine into the mine modelling software. All the historical data is being digitized, checked and analyzed. It is the Company's objective to have the majority of the historic data entered into the modelling software by the by the end of Q3 2005.

Advancement Of The Ceramext™ Process

Ceramext™ Process

Emgold has acquired the worldwide rights to the Ceramext™ technology because of its potential to provide a tailings management strategy and to contribute significant revenue to the Idaho-Maryland Mine. Also, the Company believes there is a global business opportunity to create revenue from processing a wide range of other waste and naturally occurring materials to produce high quality ceramic building materials. In return for investing the capital necessary to further develop and commercialize the Ceramext™ technology the Company has received the worldwide license for the technology.

The Ceramext™ hot vacuum extrusion process should be able to use a very wide range of siliceous feedstocks that would normally be considered waste materials. These include not only mine development rock and mine tailing materials, such as those from the Idaho-Maryland project, but also coal and lignite fly ash generated primarily from power plants, incinerator and wood ash, waste earth materials, and a variety of other silicates. Many of these feedstocks have been tested, some yielding very positive results. The Idaho-Maryland feedstock has been used to produce high quality ceramic products, as has fly ash and materials from other mining and industrial sites. The testing is ongoing in conjunction with equipment design and product development. The Ceramext™ Process is expected to be capable of producing high quality ceramics at approximately 30-40% less cost than other conventional ceramic processes. Savings are generated from the processes by more efficient use of energy and the lower cost of feedstocks.

The Company is preparing marketing studies as part of the Ceramext feasibility study to support the decision to produce ceramic building materials. Emgold anticipates completing the marketing and feasibility studies for the commercialization of the Ceramext™ Process for the Idaho-Maryland Mine during 2005 and 2006. The Company is in negotiations with other mining companies and industrial

(expressed in United States dollars, unless otherwise stated)

companies who have expressed interest in using the Ceramext technology to treat their tailings and/or ashes. The Company expects to have a number of Memorandums of Understanding and/or Joint Ventures in place with operators by the end of Q3 05.

1.2.2 Rozan and Stewart Properties, British Columbia

Exploration Activity

On the Rozan property, a program is planned designed to locate, map and sample numerous surface gold-bearing quartz veins in order to confirm information contained in historic reports. Also, a 2 x 2 kilometer soil sampling grid will be established over the area of quartz veining in order to better trace the veins in areas of poor outcrop exposure.

Budgeted expenditures on the Rozan and Stewart properties for fiscal 2005 total $93,000, including a work program of $55,900 and property payments of Cdn$50,000, of which Cdn$25,000 was paid subsequent to March 31, 2005.

1.2.3 Jazz Property, British Columbia

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located at latitude 49°17'N and longitude 117°21'W in the Nelson Mining Division near Nelson, British Columbia. The Jazz Property is contiguous to Emgold's Stewart Property and covers approximately 600 hectares. Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($10,000 paid subsequent to March 31, 2005) to the optionor over a ten-year period.

The exploration budget for 2005 is $47,500, including $10,000 (paid subsequent to March 31, 2005) in property payments. This program will consist of surface sampling, mapping and trenching.

Mineral Property Option Payments Due In Fiscal 2005

In fiscal 2005 Emgold must make cash payments for its mineral property option payments totalling approximately $50,161, of which Cdn$25,000 and $10,000 were paid subsequent to March 31, 2005, pursuant to the option agreements. These cash payments are dependent upon exploration results and are made at solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested.

1.2.4 Market Trends

The price of gold has been volatile and over the last 24 months gold has maintained a price of approximately US$400. The average London gold fix in 2004 averaged US$409.72 per ounce and has averaged $426.75 per ounce to May 27 in 2005.

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Current assets	$ 1,651,513	$ 5,909,571	$ 147,106
Mineral property interests	797,956	140,487	55,485
Other assets	499,278	38,766	5,850
Total assets	2,948,747	6,088,824	208,441
Current liabilities	458,949	193,050	79,992
Notes payable and preference shares	577,529	517,417	501,678
Shareholders' equity (deficiency)	1,912,269	5,378,357	(373,229)
Total shareholders' equity and liabilities	$ 2,948,747	$ 6,088,824	$ 208,441
Working capital	$ 1,192,564	$ 5,716,521	$ 67,114

	Years ended December 31,		
	2004	2003	2002
Expenses			
Amortization	$ 21,936	$ 7,739	$ 320
Ceramext™ research costs	998,631	24,054	—
Exploration expenses	2,876,046	1,101,225	257,112
Legal, accounting and audit	183,335	119,775	32,841
Management and consulting fees	30,579	21,406	—
Office and administration	194,286	32,967	5,883
Salaries and benefits	552,043	1,690,503	67,694
Shareholder communications	395,666	195,328	28,502
Travel	55,569	38,935	2,104
	5,308,091	3,231,932	394,456
Other expenses and (income)			
Reversal of Idaho-Maryland property accruals related to write-down of property in prior years	—	—	(164,983)
Foreign exchange (gain) loss	139,455	(62,424)	3,768
Finance expense	41,790	41,860	9,924
Accretion of debt portion of preference shares	17,659	—	—
Interest income	(60,366)	(6,683)	(256)
Loss before income taxes	5,446,629	3,204,685	242,909
Income tax recovery	—	(44,105)	—
Loss for the year	5,446,629	3,160,580	242,909
Loss per share – basic and diluted	$0.12	$0.11	$0.01
Weighted average number of common shares outstanding	46,794,835	28,862,975	20,597,538
Total common shares outstanding at end of year	47,158,099	43,455,880	25,119,319

1.4 Results of Operations

Emgold had a loss of $1,094,829, or a loss per share of $0.02 in Q1 2005, compared to a loss per share of $1,169,195, or loss per share of $0.03 in Q1 2004.

Included in Q1 2005 is $Nil in stock-based compensation compared with $13,209 in stock-based compensation in Q1 2004. No stock-based compensation was recognized in Q1 2005 because no stock options vested in the period.

During Q1 2005 the Company earned interest income of $2,841 on excess cash balances compared to $28,989 in Q1 2004. The decrease was due to the lower cash balances held in Q1 2005.

General and administrative expenses:
Legal, accounting and audit fees increased from $16,098 in Q1 2004 to $29,687 in Q1 2005. Audit fees have increased due to quarterly reviews in preparation for certain regulatory filings and due to increased audit testing. These fees will likely continue to increase due to increasing regulatory and reporting requirements, and the increased audit and legal time related to the review of corporate filings.

Office and administration expenses in Q1 2005 of $85,609 compare to $3,963 in Q1 2004. Office and administration expenses include telephone, courier, and other direct costs, which were incurred in the period. Costs are substantially higher in Q1 2005, as an exploration office and pilot plant facilities were set up in Grass Valley, California in late fiscal 2003 and in Q1 2004. A portion of rent, telephone and other related expenses are included in exploration expenses and in the Ceramext™ development costs.

Management and consulting fees increased from $5,610 in Q1 2004 to $6,118 in Q1 2005. These fees are paid to Lang Mining Corporation, a private company, for the services of the Chairman of the Company.

An exchange loss of $2,963 in Q1 2005 compares to an exchange loss of $117,291 in Q1 2004. During the first half of fiscal 2004, the Company's funds were held primarily in Canadian dollars and in Q1 2004, the United States dollar temporarily strengthened, resulting in a large exchange loss in Q1 2004. The debt portion of preference shares is denominated in Canadian dollars, therefore also subject to exchange rate fluctuations. Fluctuations in currency will affect operations to a lesser degree in fiscal 2005, as currently most of the Company's funds are held in United States dollars.

Salaries and benefits of $50,433 in Q1 2004 compare to $232,366 in Q1 2005. The increase in salaries and benefits in Q1 2005 reflects the increased activity at the Idaho-Maryland property and the related management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities. Administration activity levels increase when the Company's exploration and research and development activity increases.

Shareholder communications costs of $68,508 in Q1 2004 compare to $73,824 in Q1 2005. Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company's activities. These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company's website.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. ("MBC") to conduct investor relations programs oriented towards institutional investors on behalf of the

(expressed in United States dollars, unless otherwise stated)

Company. The Company has been paying MBC a monthly fee of US$5,000 for the one-year term of the agreement. The agreement may be terminated after the first four months and/or may be renewed after the initial term. During Q1 2005, $15,000 in monthly fees was paid to MBC, with no comparative expense in Q1 2004. An additional fax distribution at a cost of $20,000 was completed during Q1 2005.

The Company has also retained investor relations' services through its current management service provider, LMC Management Services Ltd. ("LMC"). Since July 1, 2004, LMC provides the services of Mr. Mark Feeney, an investor relations and public relations professional, on a month-to-month basis, not to exceed $5,500 per month commencing in July 2004. During Q1 2005, $9,746 was paid to LMC for Mr. Feeney's services, with no comparative expense in Q1 2004. In Q1 2004, the Company paid $13,564 to Coal Harbor Communications, an investor relations firm, with no comparative expense in Q1 2005. In Q1 2004, $8,000 was paid to Windward Communications for investor relations services, compared to $2,300 in Q1 2005. Windward Communications services were terminated in Q2 2005.

Research and development expenses:

	Three months ended March 31, 2005	2004	Year ended December 31, 2004
Ceramext™ Process Costs			
Prototypes for research and consumable materials	$ 43,088	$ 58,539	$ 318,758
Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility	40,263	35,263	141,054
Sample preparation	12,971	—	—
Site costs	19,302	34,924	29,576
Engineering costs	101,513	77,719	486,749
Transportation	—	7,926	22,494
Incurred during the period	$ 217,137	$ 214,371	$ 998,631

In Q1 2005 the Company incurred $217,137 on the research and development of the Ceramext™ Process compared to $214,371 in Q1 2004. Costs have increased substantially as the research, development and engineering staff has been hired. Most of the material for the prototype has been purchased as has the majority of the equipment required for testing and analyzing the materials produced. Additional equipment purchases will be required as testing and development advances. Different processing and finishing methodologies are currently being tested. Current and planned activities for the balance of fiscal 2005 include further testing, preparation of patent applications and marketing studies.

Emgold Mining Corporation
Three Months Ended
March 31, 2005
(expressed in United States dollars, unless otherwise stated)

Exploration expenses:

	Three months ended March 31, 2005	Three months ended March 31, 2004	Year ended December 31, 2004
Idaho-Maryland Mine, California			
Exploration costs			
Assays and analysis	$ 2,934	$ 4,583	$ 70,016
Drilling	—	380,168	909,625
Geological and geochemical	153,846	82,892	731,152
Land lease and taxes	32,787	27,000	105,907
Mine planning	173,312	57,263	493,886
Site activities	36,568	68,613	418,982
Transportation	1,925	75,328	44,106
Incurred during the period	401,372	695,847	2,773,674
Rozan Property, British Columbia			
Exploration costs			
Assays and analysis	—	—	3,789
Geological and geochemical	314	648	(14,324)
Site activities	42	—	295
Transportation	—	—	1,460
Incurred during the period	356	648	(8,780)
Stewart Property, British Columbia			
Exploration costs			
Geological and geochemical	1,873	840	26,590
Site activities	91	—	312
Transportation	—	—	2,374
Incurred during the period	1,964	840	29,276
Jazz Property, British Columbia			
Exploration costs			
Assays and analysis	—	—	6,437
Drilling	—	—	58,786
Geological and geochemical	1,501	—	13,176
Transportation	—	—	3,477
Incurred during the period	1,501	—	81,876
Total Exploration Expenses	$ 405,193	$ 697,335	$ 2,876,046

Exploration expenditures on the Idaho-Maryland property decreased from $695,847 in Q1 2004 to $401,372 in Q1 2005. Site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data and preparation of applications for permitting for the surface exploration program and drilling. Drilling costs were incurred in Q1 2004, with no drilling program in Q1 2005, which is the reason for the decrease in expenditures in fiscal 2005.

The Company has a five-year lease and option to purchase the Idaho-Maryland property. The current lease commenced on June 1, 2002, and expires on May 31, 2007. All payments required under the lease have been made to date.

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $1,488 in Q1 2004 compared

(expressed in United States dollars, unless otherwise stated)

to $3,821 in Q1 2005. Winter conditions prohibit any exploration activities in the first quarter of the fiscal year. Due to continued funding constraints, and the focus of the Company on the Idaho-Maryland Property in California, exploration on the British Columbia properties will be minimal in fiscal 2005.

1.5 Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext™ Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2003								
Second Quarter	—	214,277	39	157	—	150,206	362,784	0.01
Third Quarter	—	245,481	413	3,174	—	125,277	373,103	0.01
Fourth Quarter	24,054	330,707	59,780	50,119	—	1,999,449	2,083,653	0.08
2004								
First Quarter	214,371	695,847	648	840	—	286,478	1,169,195	0.03
Second Quarter	385,462	865,618	2,529	11,173	—	365,664	1,621,190	0.03
Third Quarter	170,690	786,818	15,689	11,143	24,350	465,915	1,458,000	0.03
Fourth Quarter	228,108	425,391	(27,646)	6,120	57,526	514,261	1,198,244	0.03
2005								
First Quarter	217,137	401,372	356	1,964	1,501	475,340	1,094,829	0.02

Note 1: General and administrative expenses do not include interest revenue, or the write-down or recovery of mineral property interests.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Investing Activities

As at March 31, 2005, Emgold has capitalized $797,956 representing acquisition costs associated with the acquisition and exploration of its mineral property interests in California and British Columbia.

1.7 Capital Resources

At March 31, 2005, Emgold's working capital, defined as current assets less current liabilities, was $147,171, compared to $1,192,564 at December 31, 2004. The Company's operations are dependent upon the Company's ability to obtain sufficient financing to carry on planned operations.

At March 31, 2005, the Company had 47,158,099 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares. Subsequent to March 31, 2005, the Company issued 3,480,000 common shares pursuant to a financing at Cdn$0.50 per unit. Each unit comprises one common share and one share purchase warrant at Cdn$0.70. An additional 14,880,000 units have been subscribed for by Galaxy Fund, Inc. ("Galaxy"), a mutual fund based in Road Town, British Virgin Islands. On issuance of the shares subscribed for, Galaxy would hold

(expressed in United States dollars, unless otherwise stated)

approximately 23% of the issued and outstanding common shares of the Company, and if all of the warrants included in the private placement were exercised, this percentage would increase to approximately 36%. Under the rules and policies of the TSX Venture Exchange, this shareholding would constitute Galaxy a "control person" of Emgold, and accordingly Emgold will be seeking shareholder approval to the private placement to Galaxy at its annual and special general shareholders meeting presently scheduled for June 8, 2005.

Proceeds from the unit offering are intended to be used to fund further exploration and development of the Company's Idaho-Maryland project in Grass Valley, California, on-going development and commercialization of the Ceramext™ process and for general administrative purposes. Expenses for the Idaho-Maryland project include the activities associated with the application for a Conditional Mine Use Permit, on-going geologic investigations and exploration, property acquisitions, mine planning and public outreach activities. The further development of the Ceramext™ process includes research and development, operation and expansion of the pilot plant, design of a demonstration plant, marketing studies, feasibility and protection of intellectual property. Additional testing of the Ceramext™ process is being conducted on other feed materials for a wide range of new applications. Plans for fiscal 2005 have been curtailed to a certain degree, as the budget for fiscal 2005 was estimated to be $10,000,000, and gross proceeds from the financing totalled approximately $7,300,000. Additional financing will be required later in fiscal 2005 and 2006 in order for the Idaho-Maryland project and the Company to move forward as scheduled.

Preference Shares

Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company. In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $501,678 of indebtedness owing to Lang. Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum. At March 31, 2005, $107,080 has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

The shares are redeemable by the company at any time on 30 days of written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

As is required by accounting standards, the value of the convertible preference shares was split into a debt component and an equity component. This resulted in $90,902 being included in equity. The balance of $517,417 is the value included in debt as preference shares, with accretion and foreign exchange loss on debt to March 31, 2005, totalling $60,564.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Emgold Mining Corporation
Three Months Ended
March 31, 2005
(expressed in United States dollars, unless otherwise stated)

Contractual and Other Obligations
The following table summarizes the Company's contractual obligations as at March 31, 2005:

	April 1, 2005, to December 31, 2005	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years *(2)*	Total (to 5 years)
Long-term debt	$ --	$ --	$ --	$ --	$ --	$ --	$ --
Operating lease obligations	161,100	234,938	60,413	--	--	--	456,450
Idaho-Maryland property lease *(1)*	76,500	102,000	102,000	--	--	--	280,500
Mineral property option payments *(1)*	50,322	58,387	47,258	20,000	25,000	25,000	225,967
Ceramext™ royalties and payments	15,000	40,000	80,000	160,000	160,000	160,000	615,000
Purchase obligations	--	--	--	--	--	--	--
Asset retirement obligations	--	--	--	--	--	--	--
	$ 302,922	$ 435,325	$ 289,671	$ 180,000	$ 185,000	$ 185,000	$1,577,917

(1) Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold's rights to a particular property.

(2) The amount shown in '5th and subsequent years' is a per-year figure.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9 Transactions With Related Parties

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares.

Services rendered:	**March 31, 2005**	**March 31, 2004**
Legal fees (a)	$ 25,885	$ 11,232
Lang Mining Corporation (d)	$ 6,093	$ 5,610
Director and general manager (b)	$ 27,500	$ 22,500
LMC Management Services Ltd. (a)	$ 215,422	$ 130,058

Balances receivable from:	**March 31, 2005**	**December 31, 2004**
LMC Management Services Ltd.	$ —	$ 229,682
Balances payable to (e):		
Directors, officers and employees (b and Note 3 of the Financial Statements)	$ 115,762	$ 117,242
Legal fees (a)	16,095	—
LMC Management Services Ltd.	12,908	—
Total	$ 144,765	$ 117,242

(expressed in United States dollars, unless otherwise stated)

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) Legal fees were paid to a law firm of which a director is an associate counsel.

(b) A director of the Company, who is also general manager at the Idaho-Maryland property, receives consulting fees, and has commenced receiving advance royalties on the Ceramext™ agreement.

(c) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. LMC is not related to Lang Mining Corporation. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(d) Lang Mining Corporation ("Lang Mining") is a private company controlled by an officer and director of the Company. Commencing January 1, 2003, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company.

(e) Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares.

1.10 Fourth Quarter

See Item 1.4.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at March 31, 2005, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain. A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended December 31, 2004.

1.14 Financial Instruments and Other Instruments

Current assets and liabilities

The Company's current financial instruments are comprised of cash and cash equivalents, accrued liabilities and both related and non-related accounts receivable and accounts payable. Current financial instruments are recorded at cost. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company's non-current financial instruments are comprised of notes payable and the debt and equity components of preference shares. The Company is unable to estimate the fair value of the preference shares at the balance sheet date, as the fair value of the preference shares is dependent on many factors: - the price of gold, the market value of the Company's common shares, interest rates, and other factors relevant to the financial instrument. As a result, the fair value of the preference shares cannot be practicably determined.

1.15.1 Other MD& A Requirements

See the audited consolidated financial statements for the years ended December 31, 2004.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

(expressed in United States dollars, unless otherwise stated)

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of May 30, 2005, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at May 30, 2005

(a) **Authorized Capital**

500,000,000 common shares without par value.
50,000,000 preferred shares.

(b) **Issued and Outstanding Capital**

50,638,099 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Subsequent to the date of this MD&A, the Company expects to issue an additional 14,880,000 common shares pursuant to a private placement at Cdn$0.50 per unit, which is subject to regulatory approval. Each unit is comprised of one common share and one share purchase warrant, exercisable for a period of two years at a price of Cdn$0.70. A 4% finder's fee is payable on this financing. 14,880,000 of the units have been subscribed for by Galaxy Fund, Inc. ("Galaxy"), a well-established mutual fund based in Road Town, British Virgin Islands. On issuance of the shares subscribed for, Galaxy would hold approximately 23% of the issued and outstanding common shares of the Company, and if all of the warrants included in the private placement were exercised, this percentage would increase to approximately 36%. Under the rules and policies of the TSX Venture Exchange, this shareholding would constitute Galaxy as a "control person" of Emgold, and accordingly Emgold will be seeking shareholder approval for the private placement to Galaxy at its annual general and special shareholders' meeting presently scheduled for June 8, 2005.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding at	Expiry Date
$0.30	145,000	April 21, 2007
$0.25	40,000	January 15, 2009
$0.25	150,000	June 11, 2009
$0.10	494,000	October 12, 2011
$0.60	150,000	August 18, 2013
$1.00	2,805,000	November 19, 2013
$1.00	150,000	June 16, 2014
$0.90	*2,130,000	July 12, 2014
	6,064,000	

*1,400,000 of these stock options require approval by shareholders at the Company's annual general meeting to be held in June 2005.

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
6,232,799	Cdn$1.00	December 22, 2005
3,480,000	Cdn$0.70	May 3, 2007
9,712,799		

EMGOLD MINING CORPORATION

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2005 and 2004
(expressed in United States dollars)

The Company's independent auditor has not performed a review of these consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Balance Sheets
(expressed in United States dollars)

	March 31, 2005	December 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 498,021	$ 1,304,994
Due from related parties (Note 4)	—	229,682
Prepaid expenses and deposits	21,583	42,758
Accounts receivable	94,749	74,079
	614,353	1,651,513
Other	6,399	6,399
Ceramext process™	105,791	141,054
Equipment	338,104	351,825
Mineral property interests (Note 2)	797,956	797,956
	$ 1,862,603	$ 2,948,747
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 322,417	$ 341,707
Due to related parties (Note 4)	144,765	117,242
	467,182	458,949
Preference shares (Note 3)	577,981	577,529
	1,045,163	1,036,478
Shareholders' equity		
Share capital (Note 3)	22,819,677	22,819,677
Preference shares	90,902	90,902
Cumulative translation adjustment	(577,456)	(577,456)
Contributed surplus	2,128,708	2,128,708
Deficit	(23,644,391)	(22,549,562)
	817,440	1,912,269
	$ 1,862,603	$ 2,948,747

Subsequent events (Note 6)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"John K. Burns" "William J. Witte"

John K. Burns
Director

William J. Witte
Director

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in United States dollars)

	Three months ended March 31, 2005	2004
Expenses		
Amortization	$ 12,235	$ —
Accretion of debt portion of preference shares	3,776	4,431
Ceramext™ process research (see Note 8)	217,137	214,371
Exploration expenses (see Note 7)	405,193	697,335
Foreign exchange loss	2,963	117,291
Finance expense	10,573	10,486
Legal, accounting and audit	29,687	16,098
Management fees	6,118	5,610
Office and administration	85,609	3,963
Salaries and benefits	232,366	50,433
Shareholder communications	73,824	68,508
Travel	18,189	9,658
	1,097,670	1,198,184
Other expenses and income		
Interest income	2,841	28,989
Loss for the period	(1,094,829)	(1,169,195)
Deficit, beginning of period	(22,549,562)	(17,102,933)
Deficit, end of period	$(23,644,391)	$(18,272,108)
Loss per share – basic and diluted	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding	47,158,099	45,981,723
Total common shares outstanding at end of period	47,158,099	46,941,699

See accompanying notes to consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Shareholders' Equity
(expressed in United States dollars)

	Common Shares Without Par Value		Preference	Contributed	Cumulative Translation		Total Shareholders'
	Shares	Amount	Shares	Surplus	Adjustment	Deficit	Equity
Balance, December 31, 2003	43,455,880	21,312,846	90,902	1,654,998	(577,456)	(17,102,933)	5,378,357
Shares issued for cash:							
Warrants exercised	2,935,219	1,236,089	—	—	—	—	1,236,089
Stock options exercised	517,000	59,731	—	—	—	—	59,731
Shares issued for other:							
Ceramext™ license agreement	200,000	182,108	—	—	—	—	182,108
Stewart property payment at Cdn$0.76	50,000	28,903					28,903
Stock-based compensation	—	—	—	473,710	—	—	473,710
Loss for the year	—	—	—	—	—	(5,446,629)	(5,446,629)
Balance, December 31, 2004	47,158,099	22,819,677	90,902	2,128,708	(577,456)	(22,549,562)	1,912,269
Loss for the period	—	—	—	—	—	(1,094,829)	(1,094,829)
Balance, March 31, 2005	47,158,099	$ 22,819,677	$ 90,902	$ 2,128,708	$ (577,456)	$ (23,644,391)	$ 817,440

See accompanying notes to consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in United States dollars)

	Three months ended March 31, 2005	2004
Cash provided by (used for):		
Operations:		
Loss for the period	$ (1,094,829)	$ (1,169,195)
Items not involving cash		
Amortization	62,433	35,263
Stock based compensation	—	13,209
Accretion of debt component of preference shares	3,776	4,431
Effect of currency translation	(3,324)	(5,817)
Changes in non-cash operating working capital		
Accounts receivable	(20,670)	(4,711)
Due to/from related parties	257,205	(63,815)
Prepaid expenses and deposits	21,175	(50,459)
Accounts payable and accrued liabilities	(19,290)	97,447
	(793,524)	(1,143,647)
Investing activities:		
Mineral property acquisition costs	—	(3,669)
Ceramext™ license agreement	—	(100,000)
Equipment additions	(13,449)	(41,358)
	(13,449)	(145,027)
Financing activities:		
Common shares issued for cash	—	1,265,802
Decrease in cash and cash equivalents during the period	(806,973)	(22,872)
Cash and cash equivalents, beginning of period	1,304,994	5,838,786
Cash and cash equivalents, end of period	$ 498,021	$ 5,815,914
Cash and cash equivalents is comprised of:		
Cash and in bank	$ 481,844	$ 540,621
Short-term money market instruments	16,177	5,275,293
	$ 498,021	$ 5,815,914
Supplementary information:		
Shares issued for Ceramext license agreement	$ —	$ 182,108

See accompanying notes to consolidated financial statements

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005 and 2004
(expressed in United States dollars)

The accompanying consolidated financial statements for the interim periods ended March 31, 2005 and 2004, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2004.

1. Going concern assumption

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company is also developing and commercializing novel technology for the production of high value products from minerals and waste products. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or development of novel technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or new technology.

As at March 31, 2005, the Company had working capital of $147,171 and a deficit of $23,644,391.

The Company has capitalized $797,956 in acquisition costs related to the Rozan, Stewart, Jazz and Idaho-Maryland mineral property interests.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The Company's independent auditor has not performed a review of these consolidated financial statements.

(expressed in United States dollars)

2. Mineral property interests

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located in the Nelson Mining Division near Nelson, British Columbia. The property is contiguous to the Stewart Property and covers approximately 600 hectares. Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 to the optionor over a ten-year period. Cash payments to March 31, 2005, totalled $10,000. An additional $10,000 was paid subsequent to March 31, 2005. In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within 2 years from the date of the agreement. The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. The Company may earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$45,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006. A payment of Cdn$25,000 was made subsequent to March 31, 2005. The property is subject to a 3% net smelter returns royalty ("NSR"). The Company has the right to purchase 2/3 of the royalty from the optionor for Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

3. Share capital

Authorized:

500,000,000 common shares without par value

50,000,000 first preference shares without par value

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005 and 2004
(expressed in United States dollars)

3. **Share capital (continued)**

Preference shares:

Series A First Preference Shares	Number of Shares	Amount
Balance, March 31, 2005 (Unaudited) and December 31, 2004	3,948,428	$ 90,902

Debt Portion of Class A Preference Shares	March 31, 2005	December 31, 2004
Debt balance, beginning of period	$ 577,529	$ 517,417
Accretion of debt	3,776	17,659
Foreign exchange gain on debt	(3,324)	42,453
Debt balance, end of period	$ 577,981	$ 577,529

The Series A Preference shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum. At March 31, 2005, $107,080 in dividends payable have been accrued and are classified as due to related party.

The shares are redeemable by the Company on 30 days written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interest or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion price of Cdn$0.80 per common share. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

Stock options:

The Company has a fixed stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 5,584,616 common shares, of which 1,208,616 stock options are still available to be issued. There are currently 4,664,000 stock options outstanding exercisable for periods up to ten years. There are 1,400,000 stock options granted to directors and officers in July 2004 at a price of Cdn$0.90 which require shareholder approval at the next annual meeting of shareholders, to be held on June 8, 2005.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005 and 2004
(expressed in United States dollars)

4. Related party transactions and balances

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares (Note 3(a)).

Services rendered:	March 31, 2005	March 31, 2004
Legal fees (a)	$ 25,885	$ 11,232
Lang Mining Corporation (d)	$ 6,093	$ 5,610
Director and general manager (b)	$ 27,500	$ 22,500
LMC Management Services Ltd. (a)	$ 215,422	$ 130,058

Balances receivable from:	March 31, 2005	December 31, 2004
LMC Management Services Ltd.	$ —	$ 229,682
Balances payable to (e):		
Directors, officers and employees ((b) and Note 3)	$ 115,762	$ 117,242
Legal fees (a)	16,095	—
LMC Management Services Ltd.	12,908	—
Total	$ 144,765	$ 117,242

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) Legal fees were paid to a law firm for which a director is an associate counsel.

(b) A director of the Company, who is also general manager at the Idaho-Maryland property, receives consulting fees, and has commenced receiving advance royalties on the Ceramext™ agreement.

(c) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. LMC is not related to Lang Mining Corporation. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(d) Lang Mining Corporation ("Lang Mining") is a private company controlled by an officer and director of the Company. Commencing January 1, 2003, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company.

(e) Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares.

5. Comparative figures

Where necessary, comparative figures have been changed to conform to the current period's presentation.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005 and 2004
(expressed in United States dollars)

6. Subsequent events

Pursuant to a private placement announced in March 2005, the Company has issued 3,480,000 common shares, and expects to issue a further 14,880,000 common shares after the Company's annual general meeting to be held in June 2005. The private placement was comprised of 18,360,000 units at a price of Cdn$0.50 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant, exercisable for two years at a price of Cdn$0.70. A 4% finder's fee is payable on the financing.

7. Consolidated Schedules of Exploration Expenses

	Three months ended March 31, 2005	Three months ended March 31, 2004	Year ended December 31, 2004
Idaho-Maryland Mine, California			
Exploration costs			
Assays and analysis	$ 2,934	$ 4,583	$ 70,016
Drilling	—	380,168	909,625
Geological and geochemical	153,846	82,892	731,152
Land lease and taxes	32,787	27,000	105,907
Mine planning	173,312	57,263	493,886
Site activities	36,568	68,613	418,982
Transportation	1,925	75,328	44,106
Incurred during the period	401,372	695,847	2,773,674
Rozan Property, British Columbia			
Exploration costs			
Assays and analysis	—	—	3,789
Geological and geochemical	314	648	(14,324)
Site activities	42	—	295
Transportation	—	—	1,460
Incurred during the period	356	648	(8,780)
Stewart Property, British Columbia			
Exploration costs			
Geological and geochemical	1,873	840	26,590
Site activities	91	—	312
Transportation	—	—	2,374
Incurred during the period	1,964	840	29,276
Jazz Property, British Columbia			
Exploration costs			
Assays and analysis	—	—	6,437
Drilling	—	—	58,786
Geological and geochemical	1,501	—	13,176
Transportation	—	—	3,477
Incurred during the period	1,501	—	81,876
Total Exploration Expenses	$ 405,193	$ 697,335	$ 2,876,046

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005 and 2004
(expressed in United States dollars)

8. Consolidated Schedules of Research Costs

	Three months ended March 31, 2005	Three months ended March 31, 2004	Year ended December 31, 2004
Ceramext™ Process Costs			
Prototypes for research and consumable materials	$ 43,088	$ 58,539	$ 318,758
Ceramext™ technology royalties and amortization of license fee and bench-scale research facility	40,263	35,263	141,054
Sample preparation	12,971	—	—
Site costs	19,302	34,924	29,576
Engineering costs	101,513	77,719	486,749
Transportation	—	7,926	22,494
Incurred during the period	$ 217,137	$ 214,371	$ 998,631



Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

May 13, 2005

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Emgold Mining Corporation

We confirm that the following material was sent by pre-paid mail on May 12th, 2005 to the registered shareholders of Common shares of the subject Corporation:

- A Notice of Annual and Special General Meeting / Information Circular
- B Proxy
- C Supplemental Mailing List Return Card
- D 2004 Annual Report including Letter to Shareholders / Consolidated Financial Statements for the three months and year ended December 31, 2004 / Consolidated Financial Statements for the years ended December 31, 2004, 2003, and 2002
- E Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.661.9401

EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and special general meeting (the "Meeting") of the shareholders of **EMGOLD MINING CORPORATION** (the "Company") will be held at the Strathcona Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on June 8, 2005, at the hour of 2:30 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors' report thereon for the financial years ended December 31, 2004 and 2003.
2. To fix the number of directors at six.
3. To elect directors for the ensuing year.
4. To appoint the auditors for the ensuing year
5. To authorize the directors to fix the remuneration to be paid to the auditors.
6. To consider and if thought fit, to pass an ordinary resolution of the Disinterested Shareholders to approve a private placement of securities to a single subscriber in an amount exceeding 20% of the issued and outstanding shares of the Company, subject to regulatory approval, as more fully set out in the Information Circular accompanying this Notice.
7. To consider and if thought fit, to pass an ordinary resolution to approve the adoption of a new stock option plan by the Company permitting the granting of incentive stock options for up to 10% of the issued and outstanding shares of the Company at the time of grant, as more fully set out in the Information Circular.
8. To consider and, if thought fit, to pass a special resolution to alter the Notice of Articles to remove the application of the Pre-Existing Company Provisions and to change the authorized capital of the company from 550,000,000 shares divided into 500,000,000 common shares without par value and 50,000,000 First Preference Shares to an unlimited number of common shares without par value and an unlimited number of First Preference Shares, as more fully set out in the accompanying Information Circular.
9. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular and a copy of the audited consolidated financial statements of the Company for the year ended December 31, 2004 and 2003, and the auditors' report thereon, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 12th day of May, 2005

BY ORDER OF THE BOARD

"William J. Witte"
William J. Witte
President & CEO

EMGOLD MINING CORPORATION

#1400 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone: (604) 687-4622 Fax: (604) 687-4212

INFORMATION CIRCULAR

(As at April 30, 2005, except as indicated)

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of EMGOLD MINING CORPORATION (the "Company") for use at the annual & special meeting of the Company to be held on June 8, 2005, and at any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual & Special Meeting.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. Unless otherwise stated, all dollar amounts herein are in Canadian dollars.

The solicitation will be conducted primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REGISTERED AND NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered Shareholder or the registered Shareholder's duly authorized attorney in writing or, if the registered Shareholder is a corporation, under its corporate seal and by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed bearing a later date and delivered either to Computershare Investor Services Inc. or to the registered office of the Company, Suite 1400,

570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered Shareholder personally attending the Meeting and voting the registered Shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. **Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is currently authorized to issue 550,000,000 shares divided into 500,000,000 common shares without par value and 50,000,000 First Preference Shares. As at April 30, 2005, there were 47,158,099 common shares and 3,948,428 First Preference Shares issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Only holders of common shares of record at the close of business on April 28, 2005, will be entitled to receive notice of and vote at the Meeting. Holders of First Preference Shares as a class are not entitled to receive notice of, to attend or to vote at any meeting of shareholders of the Company, or to participate is a takeover bid is made for the common shares.

To the knowledge of the Directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying 10% or more of the voting rights attached to all Shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Frank A. Lang	6,786,594 (1)	14.39%

(1) Of these Shares, 966,429 are held indirectly in the name of Dauntless Developments Ltd., 445,320 are held in the name of Mark Management Ltd., and 1,422,653 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at six (6).

The Company is required to have an Audit Committee. The Company also has a Corporate Governance and Compensation Committee and an Environmental Committee. Committee members are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (4)
Frank A. Lang, P.Eng. West Vancouver, B.C. Chairman and Director	Chairman, Sultan Mining Inc.; President & CEO, Cream Minerals Ltd.	Since March 17, 1989	6,786,594 (5)
Sargent H. Berner (1)(2) Vancouver, B.C. Director	Associate Counsel, DuMoulin Black LLP	Since May 30, 1991	89,668
Ross Guenther, (3) Pollock Pines, California Director	General Manager, Idaho-Maryland Mine Project	Since May 15, 1995	1,596,958 (6)
William J. Witte (3) West Vancouver, B.C. President, CEO and Director	Director of other resource and technology based public and private companies	Since June 16, 1999	295,040
John King Burns (1)(2)(3) Philadelphia, Pennsylvania, U.S.A. Director	Managing Director, Frontier Risk Management Inc.	Since June 18, 2003	NIL
Joel D. Schneyer (1)(2)(3) Parker, Colorado, U.S.A. Director	President, Mercantile Resources Finance, Inc.	Since June 16, 2004	NIL

(1) Member of the Audit Committee.

(2) Member of Corporate Governance and Compensation Committee.

(3) Member of Environmental Committee

(4) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 15, 2005, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(5) Of these Shares, 966,429 are held indirectly in the name of Dauntless Developments Ltd., 445,320 are held in the name of Mark Management Ltd., and 1,422,653 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(6) Of these Shares, 200,000 are held indirectly in the name of Ceramext, LLC, a private company controlled by Ross Guenther.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument 51-102) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Instrument) in respect of each of the individuals comprised of the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), both as at December 31, 2004, and the three most highly compensated executive officers of the Company as at December 31, 2004, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose individual total salary and bonus exceeded $150,000 and any other individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

Named Executive Officer Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's Granted (#)	Share or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
William J. Witte President & CEO	2004	125,859 [1]	NIL	NIL	200,000 [3]	NIL	NIL	NIL
	2003	106,351	NIL	NIL	600,000 [2]	NIL	NIL	NIL
	2002	51,200	NIL	NIL	NIL	NIL	NIL	NIL
Shannon M. Ross Corporate Secretary & CFO	2004	34,916	NIL	NIL	200,000 [3]	NIL	NIL	NIL
	2003	14,351	NIL	NIL	150,000 [2]	NIL	NIL	NIL
	2002	11,277	NIL	NIL	NIL	NIL	NIL	NIL

(1) During the year ender December 31, 2004, management, administrative, geological and other services were provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, which provides services on a full cost recovery basis to the various public entities currently sharing office space with the Company. See "Management Contracts" for further information. The Company reimbursed LMC $125,859 of Mr. Witte's salary expense and $34,916 of Ms. Ross's salary expense reported in the table.

(2) Granted November 19, 2003, exercisable at $1.00 per share expiring November 19, 2013.

(3) Granted July 12, 2004, exercisable at $0.90 per share expiring July 12, 2014.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the Most Recently Completed Financial Year

Named Executive Officer Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
William J. Witte	200,000	9%	0.90	0.90	12-July-14
Shannon M. Ross	200,000	9%	0.90	0.90	12-July-14

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Named Executive Officer Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's At Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
William J. Witte	NIL	NIL	850,000/200,000	127,500/Nil
Shannon M. Ross	150,000	141,000	250,000/200,000	Nil/Nil

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $150,000.

Composition of the Compensation Committee

The Company has a Corporate Governance and Compensation Committee (the "CGCC"). Members of this CGCC are John King Burns, Sargent H. Berner and Joel D. Schneyer.

Report on Executive Compensation

The compensation of the Company's senior executive is determined by the CGCC. The CGCC also evaluates the performance of the Company's senior executives and reviews the design and competitiveness of the Company's compensation plans. The Company's executive compensation program consists of an annual base salary, and a longer-term component consisting of stock options.

i) Executive Compensation Program

Historically, the compensation of executive officers of the Company has been comprised primarily of cash compensation and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration. Interested executives do not participate in reviews, discussions or decisions of the Board of Directors regarding this remuneration.

The general compensation philosophy of the Company for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of shareholders and provides long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Company and who have material responsibility for long-range strategy development and implementation.

Compensation for the Named Executive Officers, as well as for other senior managers as a whole, consists of a base salary and stock options granted. As a senior manager's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between senior managers and shareholders.

ii) Base Salary

The CGCC approves base salaries for the Named Executive Officers based on reviews of market data from peer group, industry and national surveys provided by independent consultants. The level of base salary for each employee within a specified range is determined in part based on the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

iii) Performance Bonus

The Company does not have a pre-determined performance bonus plan.

iv) Stock Options

The Company's existing Stock Option Plan is administered by the Board of Directors. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The CGCC considers stock option grants when reviewing senior officer compensation packages as a whole.

The Board of Directors determines, upon the recommendations of the Chief Executive Officer and the CGCC, the key employees to whom grants are to be made and determines the terms and conditions of the options forming part of such grants. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the existing Stock Option Plan in the aggregate and in respect of any fiscal year is limited and cannot be increased without shareholder approval. Stock options have up to a ten year term, are exercisable at the market price (as defined in the Stock Option Plan) of the Company's Common Shares on the date of grant, and generally vest on the date of grant. Generally, a holder of stock options must be a director, an officer, employee or consultant of the Company, a subsidiary or an affiliate in order to exercise stock options.

v) Chief Executive Officer Compensation

The compensation of the Chief Executive Officer consists of an annual base salary and incentive stock options determined in the manner described in the above discussion of compensation for all senior managers. The compensation for the Chief Executive Officer and other officers of the Company is being evaluated by a third party consulting company and is expected to be reviewed by the CGCC and the Board of Directors in 2005.

vi) Chairman Compensation

The compensation of the Chairman consists of monthly fee and incentive stock options as reviewed by the CGCC and the Board of Directors.

vii) Other Compensation

Officers of the Company are also entitled to receive all other benefits that are available to employees of the Company generally.

The Stock Option Plan is administered by the Board of Directors of the Company in consultation with the CGCC. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

This report on executive compensation was submitted by the CGCC.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

Equity Compensation Plan Information

The only equity compensation plan which the Company has in place is the stock option plan (the "Plan") which was approved by shareholders in 1997 as amended June 18, 2003, and is administered by the Directors of the Company. The Plan was established to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire common shares in the capital of the Company. The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category	(a)	(b)	(c)
Equity Compensation Plan Approved by Securityholders	4,664,000	$0.82	362,916
Equity Compensation Plan Not Approved by Securityholders	1,400,000 [1]	$0.90	NIL
Total	6,064,000		

(1) Granted subject to shareholder approval at the Company's 2005 Annual and Special General Meeting of a New Stock Option Plan. See "Particulars of Other Matters to be Acted Upon".

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or is a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out herein.

During the year ended December 31, 2004, legal fees totalling US$32,268 were paid to a law firm of which a director was a partner.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

Services Agreement – LMC Management Services Ltd. ("LMC")

The Company's, management, administrative, geological and other services are provided by LMC, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. During the year ended December 31, 2004, the Company paid LMC US$539,130 for these services. Currently the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. At December 31, 2004, the Company had a receivable from LMC of US$229,682.

Services Agreement – Lang Mining Corporation. ("Lang Mining")

Lang Mining, a private company controlled by Mr. Frank A. Lang, provides the services of the Chairman of the Company at a rate of $2,500 per month. During the year ended December 31, 2004, the Company paid Lang Mining US$23,003 for these services.

Services Agreement – Idaho-Maryland Mining Corporation

On November 1, 2002, the Company's wholly-owned US subsidiary, the Idaho-Maryland Mining Corporation, entered into a Contract for Services with a director of the Company. Under the terms of the Contract for Services, the director provides on-site general management services for the Company's Idaho-Maryland Mine Project in Grass Valley, California at a rate of US$7,500 per month. During the year ended December 31, 2004, the company paid the director US$90,000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its Shareholders and contribute to effective and efficient decision making. The Company's

general approach to corporate governance is summarized below. The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines"). More detailed information regarding the Company's compliance with the specific Exchange Guidelines is set out in Schedule "A" attached hereto.

The Board is currently composed of six Directors. All six of the proposed nominees are current Directors of the Company.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant Shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant Shareholder. Of the proposed nominees, John Burns and Joel Schneyer are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines.

Mandate of the Board

The mandate of the Board, as prescribed by the *Business Corporations Act* (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the board oversees the management of the Company's affairs directly and through its various committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with Shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to Shareholders; ensuring the effective operation of the Board; and safeguarding Shareholders' equity interests through the optimum utilization of the Company's capital resources.

Nomination and Assessment

The Board determines new nominees to the Board, with the assistance of the Corporate Governance and Executive Compensation Committee. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

Meetings of the Board

The Board meets at least quarterly to review, among other things, the performance of the Company. The Board also holds a meeting each year to review and assess the Company's financial budget and business

plan for the ensuing year and its overall strategic objectives. This process establishes, among other things, benchmarks against which the Board may measure the performance of management. Other meetings of the Board are called to deal with special matters, as circumstances require. The board met seven times during the fiscal year ended December 31, 2004.

Committee Responsibilities and Activities

The company currently has an Audit Committee, a Corporate Governance and Executive Compensation Committee, and an Environmental Committee, each established to devote expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.

A summary of the responsibilities and activities and the membership of the Committees is set out below.

Audit Committee

The Audit Committee of the Board is an integral part of the Company's governance structure. The Audit Committee facilitates effective Board decision-making by providing recommendations to the Board on matters within its responsibility. The Board believes that the Audit Committee assists in the effective functioning of the Board.

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by Shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. Currently, the members are, Sargent Berner, John K. Burns and Joel D. Schneyer. Sargent Berner is a "related" director as he is a partner in a law firm, which is a service provider to the Company. John K. Burns and Joel D. Schneyer are "unrelated" directors.

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

<u>Documents/Reports Review</u>

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

<u>External Auditors</u>

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Sargent H. Berner	Not independent (1)	Financially literate (1)
John K. Burns	Independent (1)	Financially literate (1)
Joel D. Schneyer	Independent (1)	Financially literate (1)

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
2004	$10,287	$10,210	$7,338	$117
2003	$7,907	Nil	$2,783	Nil

Corporate Governance and Executive Compensation Committee

I. Mandate

The primary function of the Corporate Governance and Executive Compensation Committee ("CGECC") is to assist the Board of Directors by:

- reviewing the adequacy and form of the Company's compensation program for the executive officers and the non-employee directors and the compensation plans in effect or proposed for the Company's employees.
- recommending candidates for nomination, appointment, election and re-election to the Board and its committees; assessing Board performance; and determining appropriate orientation and education programs for new Board members.

II Composition

The CGECC shall be comprised of three directors as determined by the Board, a majority of whom shall be unrelated directors, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

III Responsibilities and Duties

The CGECC shall make such rules and regulations as may be necessary to carry out its responsibilities, which shall include the following:

1. Executive Compensation

a) Reviewing the adequacy and form of the Company's compensation program for the executive officers.

b) Reviewing the adequacy and form and approving compensation plans in effect or proposed for the Company's employees.

c) Reviewing the adequacy and form of non-employee directors' compensation, ensuring that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

d) Creating CEO and Board position descriptions.

2. Corporate Governance

a) In the event of a vacancy occurring on the Board, however caused, the CGECC may recommend to the Board a person or persons for appointment as a director to fill the vacancy. The Board may thereupon approve one such recommendation in respect of each vacancy and direct the CGECC to obtain the consent of that person to his or her appointment as a director and, upon such consent being obtained; the Board may appoint that person a director.

b) The CGECC shall, based upon a consideration of his or her performance in office and any other factors considered relevant, recommend to the Board whether a director should be nominated for election or re-election at any annual meeting of shareholders at which he or she is eligible to be elected a director.

c) The CGECC shall consider nominees, if any, recommended by shareholders for election as directors.

d) The CGECC shall make recommendations to the Board regarding resignations of directors, in accordance with policies determined from time to time by the CGECC.

e) Notwithstanding subparagraphs (a) through (d), the Board may direct the CGECC to give consideration to other nominations or may propose, appoint, elect or nominate any person to fill any vacancy on the Board or the CGECC.

f) In the event of a vacancy occurring on any Committee of the Board, however caused, the CGECC shall recommend to the Board a person or persons for appointment as a member to fill such vacancy.

g) The CGECC shall be empowered to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company's expense.

h) The CGECC shall make recommendations from time to time to the Board concerning such other matters, including matters related to corporate governance, as the CGECC may deem appropriate or as may be referred to it from time to time by the Board.

The CGECC is responsible for creating CEO and Board position descriptions and developing corporate objectives for recommendation to the Board. Once approved, the CGECC is responsible for assessing individual performance against the corporate objectives set by the Board, and making recommendations to the Board with respect to the performance of the directors and senior management.

3. Annual Work Plan

Annually, the CGECC shall review:

a) The procedure for monitoring directors' responsibility, diligence and for avoiding conflicts of interest. The Committee shall also review the indemnification clause, D&O insurance policy and the regular declarations of conformity made by management.

b) Current developments relating to corporate governance and, if required, propose to the Board changes to its mandate and corporate governance policy.

c) Review Board size to ensure effectiveness.

d) The Board's past years' proceedings to evaluate its efficiency and make required recommendation, if any.

e) Take appropriate action on any comment made by shareholders or regulatory authorities on the Company's corporate governance practices.

Environmental Committee

The Environmental Committee is a newly formed committee charged with responsibility for monitoring and ensuring that the Company's activities remain at all times in full compliance with all applicable laws, rules and regulations with respect to protection of the environment. Members of the Committee are Ross Guenther, William J. Witte, John K. Burns and Joel D. Schneyer.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Private Placement Financing

The Company has received subscriptions for a total of 18,360,000 Units at $0.50 per Unit, pursuant to a non-brokered private placement financing, previously announced on March 31, 2005, for gross proceeds of $9,180,000. Each Unit is comprised of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.70 per share for a period of 24 months from the date of issuance. On May 3, 2005 the Company received conditional acceptance from the TSX Venture Exchange to close on and issue 3,480,000 Units of the 18,360,000 Units subscribed for purchase. Each share purchase warrant issued on May 3, 2005, entitles the holder to purchase one additional common share of the Company at an exercise price of $0.70 per share up to and including May 3, 2007.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the May 3, 2005, Unit distribution are subject to a hold period and may not be traded for a four month period expiring September 4, 2005.

Of the 18,360,000 Units subscribed for purchase, 14,880,000 Units were subscribed for purchase by Galaxy Fund Inc. ("Galaxy"), a well-established mutual fund based in Road Town, British Virgin Islands. Emgold's directors welcome Galaxy's participation in the private placement as a significant vote of confidence in the Company's Idaho Maryland Project and the business plan for its development. On issuance of the shares subscribed for, Galaxy will hold approximately 23% of the issued and outstanding voting shares of Emgold, and if all of the warrants included in the private placement are exercised, this percentage could increase to approximately 36%. Under the rules and policies of the TSX Venture Exchange, this shareholding would constitute Galaxy a "control person" of Emgold, and accordingly the Company is seeking shareholder approval to the private placement to Galaxy at the Annual and Special General Meeting. The private placement with Galaxy is also subject to regulatory approval. Galaxy is managed and directed by Galaxy Capital Management Ltd. Galaxy does not own or control any securities of the Company other than the Units subscribed for under the private placement described above.

Management proposes that shareholders consider and if thought fit approve the following resolution:

> "Resolved as an ordinary resolution of the disinterested shareholders that the issuance of 14,880,000 Units to Galaxy Fund, Inc., each consisting of one common share in the capital of the Company and one non-transferable share purchase warrant, pursuant to which Galaxy Fund, Inc. will become a "control person" of the Company, be and is hereby approved, subject to regulatory approval."

Proceeds from the Unit offering are intended to be used to fund further exploration and development of the Company's Idaho-Maryland project in Grass Valley, California, on-going development and commercialization of the Ceramext™ process and for general administrative purposes. Expenses for the

Idaho-Maryland project include the activities associated with the application for a Conditional Use Permit, on-going geologic investigations and exploration, property acquisitions, mine planning and public outreach activities. The further development of the Ceramext™ process includes research and development, operation and expansion of the pilot plant, design of a demonstration plant, marketing studies, feasibility and protection of intellectual property. Additional testing of the Ceramext™ process is being conducted on other feed materials for a wide range of new applications.

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution. In the event the resolution is not passed, the Exchange may not give final approval to the Private Placement, which would severely impede the Company's timely access to required funds.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Shares who has given such proxy has directed that the votes be otherwise cast.

Adoption of 10% Rolling Stock Option Plan

The Board of Directors of the Company has adopted a new stock option plan (the "New Stock Option Plan"), subject to acceptance by the Exchange and approval by the shareholders of the Company.

The New Stock Option Plan is intended to replace the Company's existing Plan, which limits the number of options available to a fixed number. The purpose of the new Stock Option Plan is to allow the Company to grant additional options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to 5 years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. Pursuant to the New Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares which may be issued pursuant to options previously granted and outstanding and those granted under the New Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The New Stock Option Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.

The New Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the New Stock Option Plan will be available for review at the Meeting.

At the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the adoption of a New Stock Option Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a

maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis, be and is hereby approved."

Shareholder approval of the New Stock Option Plan will also constitute approval to the granting of options to purchase a total of 1,400,000 common shares at $0.90 per share, previously granted to directors and officers, subject to shareholder and regulatory approval.

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Shares who has given such proxy has directed that the votes be otherwise cast.

Adoption of New Charter Documents

The *Business Corporations Act* (British Columbia) (the "New Act") has been adopted in British Columbia and is now in effect. The New Act replaces the *Company Act* (British Columbia) (the "Former Act") and is designed to provide greater flexibility and efficiency for British Columbia companies. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology, most particularly a Memorandum is now called a "Notice of Articles". The Company has taken steps to bring its charter documents into conformity with the New Act and to that end has filed its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles with a view to incorporating some of these more flexible provisions of the New Act. The directors believe that amending the Company's Notice of Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles are available for viewing up to the date of the Annual and Special General Meeting at the Company's offices at Suite 1400, 570 Granville Street, Vancouver, British Columbia, and at the Annual and Special General Meeting.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (also referred to as a special resolution under the Former Act) is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a special resolution, that:

(a) the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;

(b) the Company's Notice of Articles is altered accordingly;

(c) any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and

(d) the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Proposed Alterations of Authorized Capital

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital from 500,000,000 common shares without nominal or par value and 50,000,000 First Preference Shares without par value to an unlimited number of common shares without par value and an unlimited number of First Preference Shares without par value. Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a Special Resolution, that:

(a) the number of common shares authorized to be issued be increased from 500,000,000 common shares without par value to an unlimited number of common shares without par value and the number of First Preference Shares without par value be increased from 50,000,000 First Preference Shares without par value to an unlimited number of First Preference Shares without par value;

(b) the Company's Notice of Articles be altered accordingly;

(c) any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and

(d) the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 687-4622 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Certificate

The foregoing contains no untrue statements of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this 12th day of May, 2005.

/s/ William J. Witte
William J. Witte, P.Eng
President & CEO

/s/ Shannon M. Ross
Shannon M. Ross, C.A.
Corporate Secretary & Chief Financial Officer

Schedule "A" to the Information Circular of EMGOLD MINING CORPORATION

TSX Corporate Governance Committee Guidelines		Comments
1.	The board should explicitly assume responsibility for stewardship of the Company Specifically, the board should assume responsibility for:	• The Board has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.
(a)	adoption of a strategic planning process	• The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company, such goals and strategies are prepared by management and reviewed with the Board on an annual basis and are a component of the Board's annual agenda. • The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management. • In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans and each quarter monitors the performance of management in relation to the strategic and operational objectives set out in the annual budget.
(b)	identification of principal risks and implementation of appropriate risk-management systems	• The Board, in conjunction with management, determines the principal risks associated with the Company's business based on its knowledge of the industry, the regulatory and competitive environment within which the Company operates, and general economic conditions
(c)	communications policy	• The Board has implemented appropriate systems to ensure complete, timely and effective communications between the Company, its Shareholders, the public and regulatory agencies. • Through the Audit Committee all public financial information is reviewed and recommended to the Board for approval prior to its release.
(d)	integrity of internal control and management information systems	• The Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

	Guideline	Comment
2.	Majority of directors are "unrelated"	• An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding. Where a company has a significant Shareholder, in addition to a majority of "unrelated" directors, the Board should include a number of directors who do not have interests or relationships with either the Company or the significant Shareholder. • Having regard to the foregoing, only 2 of the current 6 directors are unrelated. Consideration is being given to recruiting additional "unrelated" directors, which may result in a change in the composition of the Board.
3.	Disclose whether each director is "unrelated"	• Frank Lang, William Witte and Ross Guenther are related due to holding a management position with the Company and/or one of the Company's subsidiaries. Sargent Berner is a former partner of DuMoulin Black, the Company's legal counsel, and accordingly considered related. John Burns and Joel D. Schneyer are unrelated directors.
4.	Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors	• The Corporate Governance and Executive Compensation Committee is responsible for the proposed appointment and assessment of directors.
5.	Implement a process for assessing the effectiveness of Board, its committees and individual directors	• The Corporate Governance and Executive Compensation Committee is responsible for assessing the effectiveness of its directors.
6.	Provide orientation and education programmes for new directors	• The Board is composed of experienced corporate directors. • The President, in conjunction with the Chairman of the Board, will periodically select special educational topics for presentation and discussion at Board meetings or seminars, which deal with the business and regulatory environment, new technology and other matters relating to the Company's business.
7.	Consider reducing the size of board, with a view to improve effectiveness	• The current size of the Board provides for effective meetings and communications. Consideration is being given to increasing the size of the Board to allow for the appointment of additional unrelated directors.
8.	Review compensation of directors in light of risks and responsibilities	• The Corporate Governance and Executive Compensation Committee is reviewing the compensation and benefits of the directors. In this regard, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors. Currently, the directors do not receive directors' fees, and the only form of compensation is stock-based compensation in the form of stock options. • The Company intends to also ensure that directors' compensation aligns the Board with the interests of Shareholders, through the promotion of increased share ownership and performance-based long-term incentive compensation.

Guideline	Company practice
9. Appoint a committee responsible for determining the Company's approach to corporate governance issues	• The Company has a Corporate Governance and Executive Compensation Committee consisting of independent Board members, two of whom are unrelated directors.
10. Define limits to management's responsibilities by developing mandates for the Board	• The Board has a broad responsibility for supervising the management of the business and affairs of the Company. The Board has a framework for delegation of responsibilities from the Board to executive management.
11. Establish procedures to enable the Board to function independently of management	• The Board holds sessions without management present at Board meetings where appropriate. • The independence of the Board is further enabled through the separation of the positions of Chairman and President. • Both the Audit Committee and the Corporate Governance and Executive Compensation Committee have specific authority to retain external advisors, as appropriate (at the expense of the Company). • Both the Audit and the Corporate Governance and Executive Compensation Committee consist of a majority of independent directors. • Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.
12. Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities	• The Audit Committee is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses. • The Audit Committee has adopted a formal charter, as set out in the Information Circular. • The Audit Committee ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets periodically with them, without management present.

Emgold Mining Corporation



9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual an Special General Meeting to be held on June 8, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

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To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

1-866-732-VOTE (8683)

- Proxy Instructions must be received by 2:30 pm, *Pacific Time, on June 6, 2005.*



To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy
- Proxy Instructions must be received by 2:30 pm, Pacific Time, on June 6, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | **HOLDER ACCOUNT NUMBER** | **ACCESS NUMBER**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 2:30 pm, Pacific Time, on June 6, 2005




Appointment of Proxyholder

The undersigned shareholder of Emgold Mining Corporation (the "Company") hereby appoints: William J. Witte, President and Chief Executive Officer, or failing this person, Shannon M. Ross, Corporate Secretary and Chief Financial Officer,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of Emgold Mining Corporation to be held at Four Seasons Hotel, Strathcona Room, 791 West Georgia Street, Vancouver, British Columbia on June 8, 2005 at 2:30 PM (Pacific Time) and at any adjournment thereof.

1. Resolution

To determine the number of Directors at six (6). For ▷ ☐ Against ▷ ☐

2. Election of Directors

	For	Withhold
01. To elect as a Director, Frank A. Lang. ▷	☐	☐
02. To elect as a Director, Sargent H. Berner. ▷	☐	☐
03. To elect as a Director, Ross Guenther. ▷	☐	☐
04. To elect as a Director, William J. Witte. ▷	☐	☐
05. To elect as a Director, John King Burns. ▷	☐	☐
06. To elect as a Director, Joel D. Schneyer. ▷	☐	☐

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3. Appointment of Auditors

To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Company, and to authorize the Directors to fix the remuneration of the Auditors. **For** ▷ ☐ **Withhold** ▷ ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

	For	Against
4 To approve a private placement to a single subscriber in an amount exceeding 20% of the Company's issued and outstanding voting shares. ▷	☐	☐
5 To approve the adoption of a 10% rolling stock option plan. ▷	☐	☐
6 To approve the alteration of the Company's Notice of Articles. ▷	☐	☐
7 To remove the Pre-existing Company Provisions. ▷	☐	☐
8 To increase the authorized capital of the Company. ▷	☐	☐
9 To transact such other business as may properly come before the Meeting. ▷	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports

☐ Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist

Annual Reports

☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.



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